 Exhibit 99.1

High Tide Launches Private Label Cannabis 2.0 Products in Saskatchewan

Further Updates Related to Private Label Offerings in Manitoba and Ontario Expected in the Coming Weeks

CALGARY, AB, June 13, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, announced today that it has begun retail sales of its first Cabana Cannabis Co. branded shatter and THC gummies in the province of Saskatchewan. The products were produced under the terms of white label partnerships with Heritage Cannabis Holdings ("Heritage") (CNSX: CANN), an industry-leading and vertically-integrated cannabis provider, for Cabana Cannabis Co. shatter, and Loosh Brands ("LOOSH"), a privately-held, next generation edibles and finished goods manufacturer, for Cabana Cannabis Co. THC gummies. The initial lineup of Cabana Cannabis Co. products consists of one SKU of shatter, which is Pink Hawaiian shatter and is available in 1-gram increments, and two SKUs of THC gummies, which are Sunset Punch and Clementine Cream-flavoured soft chews.

High Tide Inc. June 13, 2022. (CNW Group/High Tide Inc.)

In addition to the aforementioned products, the Company expects to begin retail sales of its Cabana Cannabis Co. pre-rolls in Saskatchewan during the week of June 20, 2022. Produced under the terms of a white label partnership with Candre Cannabis Inc. ("Candre"), a privately-held licensed producer of craft cannabis, the first SKU that will be available for sale will be 1.5-gram premium Apricot Jelly pre-rolls, which will include three pre-rolls, at 0.5 grams each, per package.

High Tide anticipates that, pending listing approval, it will be able to begin sales of its Cabana Cannabis Co. products in the provinces of Manitoba and Ontario within the coming weeks.

"The rollout of our Cabana Cannabis Co. product line is a long-awaited and exciting moment for our company. This launch is just the beginning of High Tide's white label strategy, as we intend to expand our catalogue to include other product categories, and bring our Cabana Cannabis Co. products to market in other provinces including Manitoba and Ontario. While the process of initially bringing our white label products to market took longer than we had hoped, in part due to evolving regulations and requirements between provinces, we expect that the foundation that we have now built will make for a smoother process in the future as we expand our selection of Cabana Cannabis Co. branded products," said Raj Grover, President and Chief Executive Officer of High Tide. "As the largest non-franchised cannabis retailer in Canada with active operations in multiple jurisdictions, our Cabanalytics data tells us what the best-selling products in Canada are, as well as providing us with the hottest trends, insights, and consumer preferences. We are using this data to identify and launch the top-performing SKUs in the market today under the Cabana Cannabis Co. brand, further differentiating our cannabis product offerings, which is helpful for both ourselves, our peers, and consumers, all of whom will benefit from a  greater product selection. Our white label strategy also represents a meaningful margin-enhancing opportunity, as we intend to grow our white label sales to be approximately 20-30% of our total sales over the long term as we further grow our lineup of Cabana Cannabis Co. products."

RELEASE OF SECOND QUARTER 2022 RESULTS AND WEBCAST

The Company also reiterated that it will release its financial and operational results for the quarter ended April 30, 2022, after financial markets close on Tuesday, June 14, 2022. High Tide's second quarter 2022 financial and operational results will be available on SEDAR, EDGAR, and on the Company's website at www.hightideinc.com/invest.

Following the release of its first quarter financial and operational results, High Tide will host a webcast with Raj Grover, President and Chief Executive Officer, and Rahim Kanji, Chief Financial Officer, at 5:30 PM Eastern Time on Tuesday, June 14, 2022. The webcast and conference call will discuss High Tide's second quarter 2022 financial and operational results, as well as the Company's plans for the remainder of 2022.

Webcast Link for High Tide Earnings Event:

https://events.q4inc.com/attendee/198957094

Participants may pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a replay of the webcast will be available at the same link above.

Participants who wish to ask questions during the event may do so through the call-in line, the access information for which is as follows:

Canada Dial-In Number (Toll-Free): +1 833 950 0062
Canada Dial-In Number (Local): +1 226 828 7575
United States Dial-In Number (Toll-Free): +1 844 200 6205
United States Dial-In Number (Local): +1 646 904 5544
Dial-In Number for All Other Locations: +1 929 526 1599
Participant Access Code: 076140

*Participants will need to enter the participant access code before being met by a live operator*

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 126 current locations spanning Ontario, Alberta, Manitoba, and Saskatchewan. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and BlessedCBD.de, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. business. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

View original content to download multimedia:https://www.prnewswire.com/news-releases/high-tide-launches-private-label-cannabis-2-0-products-in-saskatchewan-301566204.html

SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2022/13/c8323.html

%CIK: 0001847409

For further information: CONTACT INFORMATION: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 13-JUN-22